EXHIBIT 99.1

March 14, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Bioceres Crop Solutions Corp. (formerly “Union Acquisition Corp.”) under the caption “Change in Registrant’s Certifying Accountant” included in its Form 6-K dated March 14, 2019. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of Bioceres Crop Solutions Corp. (formerly “Union Acquisition Corp.”) contained therein.

Very truly yours,

/s/ Marcum LLP
Marcum LLP